Change of Organizational Structure
The Bank of New York Mellon (“BNY Mellon”) and Principal Private Credit Fund I, LLC were parties to a Custody Agreement dated February 29, 2024 (the “Original Agreement”). Principal Private Credit Fund I, LLC has changed its form of organization from a Delaware limited liability company to a Delaware statutory trust, and such entity is now known as Principal Private Credit Fund I (“Principal Private Credit DST”). Pursuant to execution of this document, BNY Mellon and Principal Private Credit DST agree to be bound by the terms of the Original Agreement as if BNY Mellon and Principal Private Credit DST were the original parties to the Original Agreement and Principal Private Credit DST assumes the obligations of Principal Private Credit Fund I, LLC as they relate to the Original Agreement. Until changed pursuant to the terms of the Agreement, the address of Principal Private Credit Fund I, LLC shall be the address of Principal Private Credit DST and the Authorized Persons of Principal Private Credit Fund I, LLC shall be the Authorized Persons of Principal Private Credit DST. Arrangements, agreements, and standing instructions in place pursuant to the Original Agreement continue in effect (except those relating to or based upon the organizational structure of Principal Private Credit DST).
Agreed:

The Bank of New York Mellon		Principal Private Credit Fund I

By:	/s/ Kris Dabrowiecki	By:	/s/ John L. Sullivan
Name:	Kris Dabrowiecki	Name:	John L. Sullivan
Title:	Director - Relationship Management	Title:	Counsel and Assistant Secretary